Via Facsimile and U.S. Mail
Mail Stop 6010

August 16, 2007

Ms. Ronit Lerner
Chief Financial Officer
Compugen Ltd.
72 Pinchas Rosen Street
Tel Aviv, 69512 Israel

Re: **Compugen Ltd.**
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed April 18, 2007
File No. 000-30902

Dear Ms. Lerner:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief